BRF S.A.
COMPANHIA ABERTA
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 651/2022-SLS, dated 07.05.2022 ("Notice"), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão ("B3").

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

"Dear Sir,

"In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 07/06/2022, if there is any fact that you are aware of that may justify it."

ON Shares									
Price (R$ per share)									
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
06/22/2022	12.27	12.20	13.29	13.02	13.07	4.81	43,993	19,387,400	252,429,813.00
06/23/2022	13.10	13.03	14.22	13.92	14.09	7.80	37,684	16,270,900	226,534,927.00
06/24/2022	14.18	13.74	14.62	14.21	14.54	3.19	22,617	10,704,800	152,134,150.00
06/27/2022	14.66	14.63	15.14	14.90	14.76	1.51	23,578	8,464,500	126,134,568.00
06/28/2022	14.82	14.38	15.29	14.75	14.48	-1.89	18,399	7,343,600	108,285,641.00
06/29/2022	14.54	13.84	14.54	14.12	14.14	-2.34	21,454	7,556,100	106,668,570.00
06/30/2022	13.90	13.52	14.06	13.72	13.59	-3.88	36,564	15,537,700	213,187,430.00
07/01/2022	13.38	13.27	14.33	14.08	14.28	5.07	26,638	12,916,900	181,862,010.00
07/04/2022	14.14	14.02	15.08	14.78	14.73	3.15	21,205	8,353,000	123,471,342.00
07/05/2022*	14.65	14.48	15.95	15.54	15.86	7.67	40,573	19,559,300	303,976,794.00

** Updated until 17h12."*

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares, as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation, maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, July 6, 2022.

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer
BRF S.A.